SPHERE 3D CORPORATION

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EQUITY FINANCIAL TRUST COMPANY

WARRANT INDENTURE

Dated as of June 5, 2014

SCHEDULES

SCHEDULE A – FORM OF WARRANT CERTIFICATE
SCHEDULE B – FORM OF DECLARATION FOR REMOVAL OF LEGEND

WARRANT INDENTURE

THIS WARRANT INDENTURE is dated as of the 5th day of June, 2014,

B E T W E E N:

SPHERE 3D CORPORATION, a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Corporation”)

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EQUITY FINANCIAL TRUST COMPANY, a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario

(hereinafter referred to as the “Warrant Agent”)

WHEREAS pursuant to the terms of an underwriting agreement dated the date hereof between the Corporation and the Underwriters, the Corporation proposes to create, issue and sell up to 1,352,975 Special Warrants on a private placement basis and the Underwriters have agreed to purchase, or arrange substituted purchasers to purchase, such Special Warrants from the Corporation;

AND WHEREAS each Special Warrant will entitle the holder thereof to receive, subject to adjustment in certain circumstances and the Penalty Provision, for no additional consideration one Unit;

AND WHEREAS each Special Warrant is exercisable by the holder thereof at any time on or after the date hereof until 4:59 p.m. (Toronto time) on the earlier of (the “Special Warrant Deemed Exercise Date”) (i) the third Business Day following the Qualification Date, and (ii) October 6, 2014;

AND WHERAS to the extent any such Special Warrants have not been exercised by the holder thereof on or before the Special Warrant Deemed Exercise Date, all such Special Warrants shall be deemed to have been exercised on behalf of, and without any required action on the part of, the holders thereof on the Special Warrant Deemed Exercise Date;

AND WHEREAS if the Qualification Date has not occurred on or before the Penalty Deadline, each outstanding Special Warrant will thereafter entitle the holder thereof to receipt upon exercise or deemed exercise, for no additional consideration, 1.05 Units (in lieu of one Unit) comprised of 1.05 Common Shares and 0.525 Warrants (the “Penalty Provision”);

AND WHEREAS upon the exercise and/or deemed exercise of all of the Special Warrants, the Corporation may issue an aggregate of up to 710,311 Warrants;

AND WHEREAS each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of $11.50 per share at any time before 5:00 p.m. (Toronto Time) on the date that is 24 months from the date hereof upon the terms and conditions herein set forth;

AND WHEREAS the Corporation is authorized under the laws applicable to it to create and issue the Warrants;

AND WHEREAS all things necessary have been or will be done and performed by the Corporation to make each of the Warrants and the Warrant Certificates, if and when countersigned by the Warrant Agent and issued in accordance with the provisions of this Indenture, legal, valid and binding obligations of the Corporation with the benefits and subject to the provisions of this Indenture;

AND WHEREAS the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

AND WHEREAS the forgoing recitals are representations and statements of fact made by the Corporation and not by the Warrant Agent;

NOW THEREFORE THIS INDENTURE WITNESSETH that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words have the respective meanings indicated opposite them as follows:

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of agents and of issuers under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

“Beneficial Owner” means a person that has a beneficial interest in a Warrant that is represented by a Global Warrant;

“Book-Based System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

“Business Day” means a day which is not a Saturday, Sunday, or civic or statutory holiday in the City of Toronto, Ontario or a day on which the principal chartered banks located in Toronto, Ontario are closed for business;

“Canadian Offering Jurisdictions” means each of the Provinces of Ontario, British Columbia and Alberta;

“Capital Reorganization” has the meaning ascribed thereto in subsection 2.13(a)(iv);

“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

“Common Share Reorganization” has the meaning ascribed to such term in subsection 2.13(a)(i);

“Common Shares” means the fully paid and non-assessable common shares in the capital of the Corporation;

“Corporation” means Sphere 3D Corporation, a corporation organized and existing under the laws of the Province of Ontario;

“Corporation’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Corporation from time to time;

“Counsel” means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) acceptable to the Warrant Agent, acting reasonably;

“Current Market Price” of the Common Shares at any date means the price per share equal to the volume weighted average trading price at which the Common Shares have traded on the TSXV or, if the Common Shares are not then listed on the TSXV, on such other Canadian or U.S. stock exchange as may be selected by the directors for such purpose or, if the Common Shares are not then listed on any Canadian or U.S. stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than 5 Business Days before such date; provided that the weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian or U.S. stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by a firm of independent chartered accountants selected by the directors;

“director” means a member of the board of directors of the Corporation for the time being, and unless otherwise specified herein, reference to “action by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

“Dividends Paid in the Ordinary Course” means such dividends (payable in cash or securities, property or assets of equivalent value) paid on the Common Shares in any fiscal year of the Corporation to the extent that such dividends in the aggregate do not exceed in amount or value the greatest of:

(a)	25% of the aggregate amount or value of the dividends paid by the Corporation on its Common Shares in the 12 consecutive months ended immediately prior to the first day of such fiscal year;

(b)

50% of the consolidated net earnings of the Corporation before extraordinary items and after dividends paid on any and all special shares of the Corporation for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be shown in the audited financial statements of the Corporation for such 12 month period, or if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Corporation); and

(c)	25% of the Shareholder’s Equity,

and for such purpose the value of any dividends paid in other than cash or securities shall be the fair market value of such dividend as determined in good faith by the directors;

“Effective Date” means the date hereof;

“Exchange Basis” means, at any time, the number of Warrant Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to each whole Warrant pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 2 hereof, such number being equal to one Warrant Share per Warrant as of the date hereof; “

Exercise Date” with respect to any Warrant means the date on which such Warrant is surrendered to the Warrant Agent for exercise in accordance with the provisions of Article 3;

“Exercise Price” means $11.50 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

“Extraordinary Resolution” means, in respect of a matter to be considered by Warrantholders, (i) a resolution passed by the affirmative vote of Warrantholders representing not less than 66-2/3% of the aggregate number of all the then outstanding Warrants represented and voting on a poll at a meeting of Warrantholders duly convened and held in accordance with the provisions of this Indenture, or (ii) an instrument or instruments in writing signed by Warrantholders representing not less than 66-2/3% of the aggregate number of all the then outstanding Warrants;

“Global Warrant” means a Warrant that is issued to and registered in the name of and deposited with CDS or its nominee pursuant to Section 2.6 hereof;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“Participant” means a person recognized by CDS as a participant in the book entry only securities registration and transfer system administered by CDS;

“Penalty Deadline” means July 31, 2014;

“Penalty Provision” has the meaning ascribed thereto in the Recitals;

“person” includes an individual, a corporation, a partnership, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Qualification Date” means the date on which a final receipt is issued by the Ontario Securities Commission, on behalf of the securities regulatory authorities in each of the Canadian Offering Jurisdictions, for the filing of a (final) short form prospectus pursuant to NI 44-101 qualifying for distribution the Common Shares and Warrants underlying the Units (including, for greater certainty, the Common Shares and Warrants issuable pursuant to the Penalty Provision, if any) to be issued upon the exercise or the deemed exercise of the Special Warrants;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed thereto in subsection Section 2.13(a)(ii);

“Rights Offering Price” has the meaning ascribed thereto in subsection Section 2.14(b);

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada, and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the provinces of Canada,

“Shareholder” means a holder of record of one or more Common Shares or any other class or series of shares of the Corporation;

“Shareholder’s Equity” means the aggregate of share capital, retained earnings and any and all surplus accounts and reserves as evidenced on the audited financial statements of the Corporation for the most recently ended fiscal year;

“Special Distribution” has the meaning ascribed thereto in subsection Section 2.13(a)(iii);

“Special Warrant Deemed Exercise Date” has the meaning ascribed thereto in the Recitals;

“Special Warrant Indenture” means the special warrant indenture dated the date hereof between the Corporation and Equity Financial Trust Company, as special warrant agent;

“Special Warrants” means the special warrants of the Corporation issued under the Special Warrant Indenture, entitling the holder thereof to acquire Units, comprised of Common Shares and Warrants, on the basis of one Unit for each Special Warrant for no addition consideration at any time on or after the date hereof until the Special Warrant Deemed Exercise Date; provided that in each case the number and/or class of shares or securities issuable on the exercise or deemed exercise of the Special Warrants may be subject to increase or decrease or change in accordance with the terms and provisions thereof;

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“successor company” has the meaning ascribed to that term in Section 7.2;

“this Indenture”, “herein”, “hereby”, and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section”, “subsection” and “clause” followed by a number mean and refer to the specified Article, Section, subsection or clause of this Indenture;

“Time of Expiry” means 4:59 p.m. (Toronto time) on the date that is 24 months after the Effective Date;

“trading day” means a day on which the TSXV (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“Transfer Agent” means the transfer agent or agents for the time being for the Common Shares;

“TSXV” means the TSX Venture Exchange;

“Uncertificated Warrant” means any Warrant that is not evidenced by a Warrant Certificate;

“Underwriters” means, collectively, Cormark Securities Inc., Jacob Securities Inc. and Paradigm Capital Inc.;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Units” means units of the Corporation, with each Unit being comprised of one Common Share and one-half of one Warrant;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Equity Financial Trust Company, a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario, or any lawful successor thereto, including through the operation of Section 8.11;

“Warrant Certificate” means the certificate representing the Warrants substantially in the form attached as Schedule “A” hereto or such other form as may be approved by the Corporation and the Warrant Agent;

“Warrant Shares” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof;

“Warrantholders” or “holders” mean the persons whose names are entered for the time being in the register maintained pursuant to subsection 2.10(a);

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

“Warrants” means the transferrable Common Share purchase warrants of the Corporation issued hereunder entitling the holders thereof to purchase Warrant Shares on the basis of one Warrant Share for each whole Warrant upon payment of the Exercise Price on the Exercise Date; provided that in each case the number and/or class of shares or securities issuable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

“Written Direction of the Corporation”, “Written Request of the Corporation”, “Written Consent of the Corporation” and “Certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or director and may consist of one or more instruments so executed.

Section 1.2	Number and Gender

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

Section 1.3	Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

Section 1.4	Day Not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5	Time of the Essence

Time shall be of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

Section 1.6	Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

Section 1.7	Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

Section 1.8	Statutory References

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

Section 1.9	Determining the Number of Outstanding Warrants

Every Warrant represented by a Warrant Certificate and every Uncertificated Warrant certified or authenticated and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.8 to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

Section 1.10	Severability

In the event that any provision of this Indenture is determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this Indenture, all of which shall remain in full force and effect.

Section 1.11	Language

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in the English language. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

ARTICLE 2
 ISSUE OF WARRANTS

Section 2.1	Issue of Warrants

A total of up to 710,311 Warrants entitling the registered holders thereof to acquire (subject to adjustment as provided in this Indenture) an aggregate of up to 710,311 Warrant Shares are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth.

Section 2.2	Form and Term of Warrants

(a)

Form of Certificate: Upon the issue of Warrants in certificated form, Warrant Certificates shall be executed by the Corporation and, in accordance with a Written Direction of the Corporation, certified by or on behalf of the Warrant Agent and delivered by the Corporation in accordance with Section 2.4 and Section 2.5. The Warrant Certificates shall be substantially in the form attached as Schedule “A” hereto, subject to the provisions of this Indenture, with such variations and changes as may from time to time be agreed upon by the Warrant Agent and the Corporation, and shall be dated as of the Effective Date (regardless of their actual dates of issue), and shall have such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants.

(b)

Issue of Uncertificated Warrants: Notwithstanding any other provision herein, the Warrants (with the exception of any Warrants issued in the United States or to, or for the account or benefit of, a U.S. Person or a person within the United States) may also be issued as Uncertificated Warrants. All Uncertificated Warrants issued to CDS or its nominee shall be evidenced by a book entry position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.10(a).

(c)

Term: Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire upon due exercise and upon the due execution of the exercise form endorsed on the Warrant Certificate or other instrument of exercise in such form as the Warrant Agent and/or the Corporation may from time to time prescribe and upon payment of the Exercise Price, one Warrant Share or such other kind and amount of shares or securities or property calculated pursuant to the provisions of Section 2.13 and Section 2.14, as applicable, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(d)

No Fractional Warrants: Fractional Warrants shall not be issued or otherwise provided for. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued shall be rounded down to the nearest whole Warrant without compensation therefor.

(e)

Private Placement Legend: All Warrant Certificates and Uncertificated Warrants originally issued upon exercise of the Special Warrants prior to the earlier of the Qualification Date and October 6, 2014 (and any Warrant Shares issuable upon exercise of such Warrants), and all certificates (if any) issued in exchange or in substitution thereof or upon transfer thereof, shall bear or be deemed to bear the following legend until such time as the same is no longer required under applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 6, 2014.”

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE (AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF) MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 6, 2014.”

Section 2.3	U.S. Restrictive Legend

(a)

No Registration: The Warrant Agent understands and acknowledges that the Warrants and the Warrant Shares issuable upon the exercise of the Warrants have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised in the United States or by or on behalf of a person in the United States or a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states of the United States is available.

(b)

Restrictive Transfer Legend: Each Warrant Certificate originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person, all Warrant Shares issuable upon the exercise of such Warrants, and all certificates issued in exchange or in substitution thereof or upon transfer thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [AND IF WARRANTS, THE FOLLOWING SHALL BE ADDED: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B) OR (D), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if any Warrants or Warrant Shares issuable upon the exercise of Warrants are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a “foreign issuer” within the meaning of Rule 902(e) of Regulation S at the time of sale, the foregoing legend may be removed by providing to the Transfer Agent, as registrar and transfer agent for the securities of the Corporation, (i) a declaration in the form attached hereto as Schedule “B” (or as the Corporation may prescribe from time to time) and (ii) if required by the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, or other evidence reasonably satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act; and

provided further that, if any Warrants or Warrant Shares issuable upon the exercise of Warrants are being sold under Rule 144, the legend may be removed by delivering to the Transfer Agent, as registrar and transfer agent for the securities of the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act and state securities laws.

(c)

Restrictive Exercise Legend: Each Warrant Certificate originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person, and all certificates issued in exchange or in substitution thereof or upon transfer thereof, shall bear or be deemed to bear the following legends:

 “THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

“IF THE WARRANTS ARE REPRESENTED BY A GLOBAL WARRANT, UPON EXERCISE THEREOF, THE HOLDER WILL BE DEEMED TO REPRESENT, WARRANT AND CERTIFY, AT THE TIME OF EXERCISE OF THE WARRANTS, THAT THE HOLDER IS NOT IN THE UNITED STATES, IS NOT A “U.S. PERSON” AS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND IS NOT EXERCISING THE WARRANTS FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, WAS NOT OFFERED AND DID NOT ACQUIRE THE WARRANTS IN THE UNITED STATES, AND DID NOT EXECUTE OR DELIVER THE SUBSCRIPTION FORM IN THE UNITED STATES. IF THE HOLDER CANNOT MAKE THESE REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS, THE WARRANTS MUST BE WITHDRAWN FROM THE GLOBAL WARRANT AND ISSUED IN FULLY REGISTERED FORM.”

(d)

Issue of Certificate Without Legend: The Warrant Agent shall, upon receipt of an executed declaration in the form of Schedule “B” for removal of legend indicated above in Section 2.3(b) and any additional documentation required by the Corporation or the Warrant Agent, issue a new Warrant Certificate without the legend set forth in Section 2.3(b) within 3 Business Days of receipt of approval by the Corporation to do so.

(e)

Warrant Agent to Maintain List: The Warrant Agent shall maintain a list of all registered holders of Warrants, including holders of Warrant Certificates bearing the legends set forth in this Section 2.3.

Section 2.4	Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Corporation and may, but need not, be under the corporate seal of the Corporation or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.5, be valid and binding upon the Corporation and the registered holder thereof will be entitled to the benefits of this Indenture.

Section 2.5	Certification and Authentication by the Warrant Agent

(a)

Certification: No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent, upon receipt of a Written Direction of the Corporation, and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(b)

Certification No Representation: The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

(c)

Authentication of Uncertificated Warrants: No Uncertificated Warrant shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof or thereof, until it has been, upon receipt of a Written Direction of the Corporation, authenticated by entry on the register maintained by the Warrant Agent pursuant to paragraph 2.10(a)(i) hereof of the particulars of such Warrant. Such entry on the register maintained by the Warrant Agent pursuant to subsection 2.10(a) hereof of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(d)

No Representation: The authentication of the Warrant Agent with respect to Uncertificated Warrants issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due authentication thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

Section 2.6	Issue of Global Warrant

(a)

Issue of Global Warrant: With the exception of any Warrants issued to persons not participating in the Book-Based System or issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person, which shall be represented by individual Warrant Certificates, the Corporation may, at its sole option, specify, in a Written Direction of the Corporation delivered to the Warrant Agent, that some or all of the Warrants are to be represented by one or more Global Warrants registered in the name of CDS or its nominee, and in such event the Warrant Agent shall authenticate and deliver one or more Global Warrants in accordance with subsection 2.5(c) that shall:

(i)	represent the aggregate number of outstanding Warrants to be represented by such Global Warrant(s);

(ii)	if certificated, bear a legend substantially to the following effect:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO SPHERE 3D CORPORATION (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD TRANSFER OR DEAL WITH THIS CERTIFICATE.”

and

(iii)	be delivered by the Warrant Agent to CDS or pursuant to CDS’ instructions.

(b)

Transfer of Beneficial Ownership: Transfers of beneficial ownership in any Warrant represented by a Global Warrant will be effected only (i) with respect to the interest of a Participant, through records maintained by CDS or its nominee for such Global Warrant, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such Global Warrant may do so only through a Participant.

(c)

Limitation of Rights: The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between CDS and the Participants, and between such Participants and Beneficial Owners, and must be exercised through a Participant in accordance with the rules and procedures of CDS.

(d)

No Certificate: Subject to Section 2.6(e), neither the Corporation nor the Warrant Agent shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Warrants.

(e)	Termination of Book-Based System: If any Warrant is represented by a Global Warrant and any of the following events occurs:

(i)

CDS or the Corporation has notified the Warrant Agent that (1) CDS is unwilling or unable to continue as depository or (2) CDS ceases to be a clearing agency in good standing under applicable laws and, in either case, the Corporation is unable to locate a qualified successor depository within 90 days of delivery of such notice;

(ii)	the Corporation has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Warrant and has communicated such determination to the Warrant Agent in writing;

(iii)	the Corporation or CDS is required by applicable law to take the action contemplated in this Section 2.6(e);

(iv)	the Book-Based System administered by CDS ceases to exist; or

(v)	any such Warrant is to be exercised in the United States or by or on behalf of a person in the United States or a U.S. Person,

then one or more definitive fully registered Warrant Certificates shall be executed by the Corporation and certified and delivered by the Warrant Agent to CDS in exchange for the Global Warrant(s), or the applicable portion thereof, held by CDS.

(f)

Issuance of Certificate: Fully-registered Warrant Certificates issued and exchanged pursuant to subsection 2.6(e) shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Warrants represented by the Global Warrant(s) so exchanged. Upon exchange of a Global Warrant, or the applicable portion thereof, for one or more Warrant Certificates in definitive form, such Global Warrant, or the applicable portion thereof, shall be cancelled by the Warrant Agent.

(g)

Corporation and Warrant Agent Not Liable: Notwithstanding anything herein or in the terms of any Global Warrant to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any Global Warrant (other than CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any Participant relating to any such interest; or

(iii)

any advice or representation made or given by CDS or a Participant that relates to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any Participant.

(h)

Reliance by Warrant Agent: For the purposes of any provision of this Indenture requiring or permitting actions with the consent of, or the direction of, Warrantholders evidencing a specified percentage of Warrants then outstanding, the Warrant Agent is entitled to act and rely upon the instructions of CDS that it has received instructions, directly or indirectly through its respective Participants, to such effect from such Beneficial Owners owning or representing, respectively, the requisite percentage of Warrants.

Section 2.7	Warrantholder Not a Shareholder

The holding of a Warrant shall not be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

Section 2.8	Issue in Substitution for Lost Warrant Certificates

(a)

Issue of New Warrant Certificate: In the event that any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law, and Section 2.8(b), shall issue, and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like date and tenor, and bearing the same legends, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)

Cost of Substitution: The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 shall bear the reasonable cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent in their discretion, acting reasonably, and such applicant may also be required to furnish an indemnity and security in the form of a surety bond in amount and form satisfactory to the Corporation and the Warrant Agent in their discretion, acting reasonably, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.9	Warrants to Rank Pari Passu

All Warrants shall have the same attributes and rank pari passu, whatever may be the actual date of issue of the Warrant Certificates evidencing them or the actual date of authentication of the Uncertificated Warrants.

Section 2.10	Registration and Transfer of Warrants

(a)	Register: The Corporation will cause to be kept by the Warrant Agent at its principal office in the City of Toronto, Ontario:

(i)	a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them; and

(ii)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(b)

Transfer: Other than in the case of Warrants represented by a Global Warrant and governed by the Book-Based System, no transfer of any Warrant will be valid unless entered on the register of transfers referred to in Section 2.10(a), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed transfer form endorsed on the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution reasonably satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(c)

Register of Transfer: The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate (if any) evidencing such Warrant as required by subsection 2.10(b) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the registers of holders referred to in subsection 2.10(a), as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, except in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(d)

Refusal of Registration: The Corporation will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.10(a), if such transfer would constitute a violation of the Securities Laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable Securities Laws unless otherwise notified in writing by the Corporation. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable Securities Laws.

(e)

No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f)

Inspection: The registers referred to in subsection 2.10(a) hereof, and any branch register maintained pursuant to subsection 2.10(g) hereof, shall be open at all reasonable times during business hours on a Business Day for inspection by the Corporation, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Corporation, furnish the Corporation with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

(g)

Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 2.10(a) hereof are kept, cause branch registers of holders to be kept, in each case subject to the approval of the Warrant Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Warrant Agent and to the holders of Warrants in accordance with Article 9 hereof.

(h)

Reliance by Warrant Agent: The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares or other securities issued upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of the Indenture and the related Warrant Certificates in the absence of prima facie evidence to the contrary. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residency of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

Section 2.11	Exchange of Warrant Certificates

(a)

Exchange: Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate the same number of Warrants. The Corporation shall sign and the Warrant Agent shall certify, in accordance with Section 2.4 and Section 2.5, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(b)

Place of Exchange: Warrant Certificates may be exchanged only at the principal office of the Warrant Agent in the City of Toronto, Ontario, or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(c)

Charges for Exchange: Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Corporation for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

Section 2.12	Ownership of Warrants

The Corporation and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes and the Corporation and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Warrant Shares or other securities or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any holder.

Section 2.13	Adjustment of Exchange Basis

(a)

Adjustment of Exchange Basis: In this Section 2.13, the terms “record date” and “effective date” where used herein shall mean the close of business on the relevant date. Subject to Section 2.14, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided as follows (subject to the prior consent of the TSXV, if necessary):

(i)	Stock Dividend, Distribution of Common Shares, Subdivision or Consolidation: If and whenever at any time after the Effective Date and prior to the Time of Expiry the Corporation shall:

(A)

fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Warrant Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Corporation); or;

(B)	subdivide, redivide or change its then outstanding Common Shares into a greater number of Common Shares; or

(C)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these paragraphs (A), (B) or (C) being called a “Common Share Reorganization”), then the Exchange Basis shall be adjusted, effective immediately after the earlier of the record date at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization and the effective date of the Common Share Reorganization, by multiplying the Exchange Basis in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(D)

the numerator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on such record date or effective date, as the case may be, on the basis upon which they first become convertible or exchangeable); and

(E)	the denominator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 2.13(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares and the Common Share Reorganization does not occur or any conversion or exchange rights are not fully exercised, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Common Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(ii)

Issue of Rights, Options or Warrants: If and whenever, at any time after the Effective Date and prior to the Time of Expiry, the Corporation shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(A)

the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(B)	the denominator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(2)	a number determined by dividing

(x)

the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(y)	the Current Market Price of the Common Shares as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted in accordance with this Article 2. Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(iii)

Special Distribution: If and whenever at any time after the Effective Date and prior to the Time of Expiry the Corporation shall fix a record date for the issue or distribution to all or substantially all the holders of the Common Shares of:

(A)	shares of the Corporation of any class other than Common Shares;

(B)

rights, options or warrants (other than rights, options or warrants issued pursuant to a Rights Offering) to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets or the Corporation;

(C)	evidences of indebtedness; or

(D)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(E)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, and

(F)	the denominator of which shall be:

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(2)

the fair market value, as determined by action by the board of directors of the Corporation, acting reasonably and in good faith (whose determination shall be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest l/l00th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(iv)

Reclassification of Common Shares, Consolidation, Amalgamation or Merger: If and whenever, at any time after the Effective Date and prior to the Time of Expiry, there shall be a reclassification of the Common Shares at any time outstanding or change or exchange of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, plan of arrangement or merger resulting in the combination of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter shall exercise his right to receive Warrant Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Warrant Shares to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property resulting from the Capital Reorganization which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(b)

Adjustment of Exercise Price: Any adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (i) the numerator of which shall be the Exchange Basis prior to the adjustment; and (ii) the denominator of which shall be the Exchange Basis after the adjustment.

(c)

Adjustments Prior to Effective Date: Notwithstanding any other provisions hereof, in the event that, at any time prior to the Effective Date, there shall have occurred one or more events which, if any Warrant was or had been outstanding, would require an adjustment or adjustments thereto or to the Exchange Basis or the Exercise Price in accordance with the provisions hereof, then, notwithstanding anything to the contrary herein and notwithstanding that no Warrants may be or have been outstanding at the applicable time under this Indenture, at the time of the issue of Warrants hereunder the same adjustment or adjustments in accordance with the adjustment provisions hereof shall be made to such Warrants, mutatis mutandis, as if such Warrants were and had been outstanding and governed by the provisions hereof upon the occurrence of such event or events.

Section 2.14	Rules Regarding Calculation of Adjustment of Exchange Basis

(a)

Successive Adjustment: The adjustments provided for in Section 2.13 shall be cumulative and such adjustments shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 2.14.

(b)

Rights Offering Price: If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.13(a)(ii) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of Section 2.13.

(c)

Minimum Adjustment: No adjustment in the Exercise Price or the Exchange Basis shall be required to be made unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or the Exchange Basis by at least one-one hundredth of a Common Share provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment, and provided further that in no event shall the Corporation be obligated to issue fractional Common Shares upon the exercise of Warrants.

(d)

Mutatis Mutandis Adjustment: No adjustment in the Exchange Basis shall be made in respect of any event described in subsection 2.13(a), other than the events referred to in paragraphs 2.13(a)(i)(B) and 2.13(a)(i)(C), if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date, as the case may be, of such event.

(e)

No Adjustment for Certain Events: No adjustment in the Exchange Basis shall be made pursuant to Section 2.13 in respect of the issue from time to time of Common Shares purchasable on exercise of the Warrants or in respect of the issue from time to time of Dividends Paid in the Ordinary Course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers, employees or consultants of the Corporation and/or any Subsidiary of the Corporation, and any such issue shall be deemed not to be an Common Share Reorganization, a Rights Offering nor any other event described in Section 2.13 hereof.

(f)

No Duplication: No adjustment in the Exchange Basis shall be made pursuant to Section 2.13 to the extent that such an adjustment has been made to the exchange basis in respect of the Warrants issuable on the exercise or deemed exercise of the Special Warrants under the terms of the Special Warrant Indenture.

(g)

Disputes: If a dispute shall at any time arise with respect to adjustments provided for in Section 2.13, such dispute shall, absent manifest error, be conclusively determined by the Corporation’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Corporation, the Warrant Agent and the Warrantholders. The Corporation shall ensure the Corporation’s Auditors are given full access to all necessary records as they may require.

(h)

Abandonment of Event: If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(i)

Deemed Record Date: In the absence of a resolution of the directors fixing a record date for a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the earlier of the date on which holders of record of Common Shares are determined for the purpose of participating in the Common Share Reorganization, Rights Offering or Special Distribution and the date on which the Common Share Reorganization, Rights Offering or Special Distribution becomes effective.

(j)

Corporate Affairs: As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(k)

Other Actions: In case the Corporation, after the date hereof, shall take any action affecting any Common Shares, other than action described in Section 2.13, which in the opinion of the board of directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis and/or Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis and/or Exercise Price prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances, in the absence of bad faith, negligence, manifest error or willful misconduct on the part of the directors.

(l)	Reliance by Warrant Agent: The Warrant Agent shall be entitled to rely on any adjustment calculations prepared by the Corporation or the Corporation’s Auditors.

Section 2.15	Postponement of Subscription

In any case where the application of Section 2.13 results in an increase in the number of Common Shares that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Corporation may postpone the issuance to the Warrantholder of the Warrant Shares to which he is entitled by reason of such adjustment, but such Warrant Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Warrant Shares calculated on the basis of the number of Warrant Shares on the date that the Warrant was exercised, adjusted for completion of that event and the Corporation shall deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Warrant Shares and the right to receive any dividends or other distributions which, but for the provisions of this Section 2.15, such person or persons would have been entitled to receive in respect of such Warrant Shares from and after the date that the Warrant was exercised in respect thereof

Section 2.16	Notice of Adjustment

(a)

Notice of Effective or Record Date: At least 10 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 2.13, the Corporation shall:

(i)

file with the Warrant Agent a Certificate of the Corporation specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(ii)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(b)

Adjustment Not Determinable: In case any adjustment for which a notice in subsection 2.16(a) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

(i)	file with the Warrant Agent a Certificate of the Corporation confirming the required adjustment with a computation of such adjustment; and

(ii)	give notice to the Warrantholders of the adjustment.

(c)

Reliance by Warrant Agent: The Warrant Agent may, absent manifest error, rely upon certificates and other documents filed by the Corporation pursuant to this section for all purposes of the adjustment.

Section 2.17	No Action after Notice

The Corporation covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition under the Warrants during the period of 10 days after the giving of the notice set forth in subsections 2.16(a)(ii) and 2.16(b)(ii) .

Section 2.18	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase Warrants on any stock exchange (if then listed), in the open market, by private agreement or otherwise. Any such purchase shall be made in such manner, from such persons, at such prices and on such other terms as the Corporation in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 2.18 shall be forthwith delivered to and cancelled by the Warrant Agent and shall not be reissued.

Section 2.19	Protection of Warrant Agent

Subject to Article 8, the Warrant Agent shall not:

(a)

at any time be under any duty or responsibility to any registered Warrantholder to determine whether any facts exist which may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Warrant Shares which may at any time be issued or delivered upon the exercise of the Warrants;

(c)

be responsible for any failure of the Corporation to issue, transfer or deliver the Warrant Shares or certificates evidencing the same upon surrender of the Warrants for the purpose of exercising the rights or to comply with the provisions or covenants contained in this Article 2; or

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants of the Corporation or any acts or deeds of the agents or servants of the Corporation.

Section 2.20	Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to Section 2.8, subsection 2.10(b), Section 2.11, Section 2.18 or Section 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.10(a) . The Warrant Agent shall, if required by the Corporation, furnish the Corporation with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates which have been duly cancelled shall be without further force or effect whatsoever.

ARTICLE 3
 EXERCISE OF WARRANTS

Section 3.1	Method of Exercise of Warrants

(a)

Exercise by Registered Holder: Subject to subsections 3.1(b) and 3.1(d), the registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Warrant Shares to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or before the Time of Expiry at its principal office in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Corporation from time to time with the approval of the Warrant Agent), with:

(i)

a duly completed and executed exercise form of the registered holder or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner reasonably satisfactory to the Warrant Agent, substantially in the form of exercise attached to the form of Warrant Certificate set out in Schedule “A” for the number of Warrant Shares subscribed for; and

(ii)

a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Warrant Shares subscribed for. In the event that the payment of the Exercise Price received by the Warrant Agent is in the form of uncertified or unguaranteed funds, the Warrant Agent shall be entitled to delay the time of payment of the Exercise Price to the Corporation and delivery of the certificate representing the Warrant Shares so purchased by the Warrantholder until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn. A Warrant Certificate with the duly completed and executed exercise form and payment of the aggregate Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(b)

Exercise by Beneficial Owner: A Beneficial Owner of Uncertificated Warrants who desires to exercise his or her Warrants must do so by causing a Participant to deliver to CDS on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to CDS. Forthwith upon receipt by CDS of such notice, as well as payment for the Exercise Price, CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book based registration system. Notwithstanding anything to the contrary herein, by causing a Participant to deliver to CDS a notice of the Beneficial Owner’s intention to exercise Warrants, the Beneficial Owner shall be deemed to have represented, warranted and certified that at the time of exercise of the Warrants that it (a) is not in the United States, (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a Person in the United States, (c) was not offered and did not acquire such Warrants in the United States, and (d) did not execute or deliver the notice of the Beneficial Owner’s intention to exercise such Warrants in the United States, and the Warrant Agent and the Corporation shall be entitled to rely on such representations, warranties and certifications. If the Beneficial Owner or Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the book based registration system by the Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such Beneficial Owner or Participant and the exercise procedures set forth in subsection 3.1(a) shall be followed.

(c)

Payment of Exercise Price by Beneficial Owner: Payment representing the Exercise Price must be provided to the appropriate office of the Participant in a manner acceptable to it. A notice in form acceptable to the Participant (together with a written confirmation substantially the same as the Confirmation) and payment from such Beneficial Owner should be provided to the Participant sufficiently in advance so as to permit the Participant to deliver notice and payment to CDS and for CDS in turn to deliver notice and payment to the Warrant Agent prior to the Time of Expiry. CDS will initiate the exercise by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the book based registration system the Warrant Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the Beneficial Owner exercising the Warrants and/or the Participant exercising the Warrants on its behalf.

(d)

Exercise Notice Completion: Any exercise form referred to in subsection 3.1(a) shall be signed by the Warrantholder, or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner reasonably satisfactory to the Warrant Agent, shall specify the person(s) in whose name such Warrant Shares are to be issued, the address(es) of such person(s) and the number of Warrant Shares to be issued to each person, if more than one is so specified. If any of the Warrant Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the exercise form referred to in subsection 3.1(a) shall be guaranteed by a Canadian Schedule 1 chartered bank or a medallion signature guaranteed from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver Warrant Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

Section 3.2	No Fractional Shares

Under no circumstances shall the Corporation be obliged to issue any fractional Warrant Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares.

Section 3.3	Partial Exercise of Warrants

In the event that any Warrant shall be exercised in part only, the holder thereof, upon surrender of such Warrant in accordance with the provisions of Section 3.1, shall be entitled to receive, subject to subsection 2.2(d), without expense to such holder, one or more new Warrant Certificates for the unexercised part of the Warrants so surrendered.

Section 3.4	Disbursement of Monies

The Warrant Agent will disburse monies to the Corporation according to this Indenture only to the extent that monies have been deposited with it.

Section 3.5	Effect of Exercise of Warrants

(a)

Effect of Exercise: Upon compliance by the Warrantholder with the provisions of Section 3.1, the Warrant Shares subscribed for shall be deemed to have been issued and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the Exercise Date unless the transfer registers of the Corporation for the Common Shares shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer registers are reopened.

(b)

Accounting to Corporation: The Warrant Agent shall as soon as practicable account to the Transfer Agent and the Corporation with respect to Warrants exercised. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent shall be received as agent for, and shall be segregated and kept apart by the Warrant Agent as agent for, the Corporation. Within 5 Business Days of receipt thereof the Warrant Agent shall forward to the Corporation (or to an account or accounts of the Corporation with a bank or trust company designated in writing by the Corporation for that purpose) all monies received through the exercise of Warrants pursuant to Article 3 hereof.

(c)

Record of Exercise: The Warrant Agent shall record the particulars of the Warrants exercised for Common Shares, which particulars shall include the names and addresses of the Persons who become holders of Common Shares, if any, on exercise, the number of Common Shares issued and the Exercise Date. Within 5 Business Days of each Exercise Date, the Warrant Agent shall provide such particulars in writing to the Corporation and the Transfer Agent.

(d)

Issue of Share Certificates or Other Evidence of Ownership: As soon as practicable, and in any event within 3 Business Days following the due exercise of a Warrant pursuant to Section 3.1, the Corporation shall cause the Transfer Agent to mail to the person in whose name the Warrant Shares so subscribed for are to be issued, as specified in the applicable exercise form, at the address specified in such exercise form, a certificate or certificates or other evidence of ownership representing the Warrant Shares to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate or other evidence of ownership representing any Warrants not then exercised.

(e)	Private Placement Legend: If applicable, the Warrant Shares and any certificates representing the Warrant Shares issued upon exercise of Warrants shall bear the legend provided in Section 2.2(e).

(f)

U.S. Legend: The certificates representing Warrant Shares issued upon the exercise of Warrants in the United States or by or on behalf of a person in the United States or a U.S. Person shall bear the following legend until such time as the same is no longer required under applicable requirements of the U.S. Securities Act and all applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B) OR (D), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if the Warrant Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a “foreign issuer” within the meaning of Rule 902(e) of Regulation S at the time of sale, the foregoing legend may be removed by providing to the Transfer Agent (i) a declaration in the form attached hereto as Schedule “B” (or as the Corporation may prescribe from time to time) and (ii) if required by the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, or other evidence reasonably satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act; and

provided, further, that, if any Warrant Shares are being sold under Rule 144 under the U.S. Securities Act, the legend may be removed by delivering to the Transfer Agent an opinion of counsel of recognized standing reasonably satisfactory to the Corporation that the legend is no longer required under applicable requirements of the U.S. Securities Act and state securities laws.

Section 3.6	Expiration of Warrants

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been validly exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

ARTICLE 4
 COVENANTS OF THE COMPANY

Section 4.1	General Covenants

The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(a)

it will at all times maintain its corporate existence, will carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will cause to be kept proper books of account in accordance with generally accepted accounting practices;

(b)

it will use commercially reasonable efforts to ensure that all Common Shares outstanding or issuable from time to time (including for certainty the Warrant Shares issuable upon exercise of the Warrants) are listed on the TSXV (or such other stock exchange acceptable to the Corporation) for a period of three years following the Effective Date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Common Shares ceasing to be listed so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the U.S., or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of TSXV (or such other applicable stock exchange upon which it Common Shares are listed or quoted);

(c)

it will use commercially reasonable efforts to maintain its status as a reporting issuer not in default in each of the Provinces of Canada in which the Corporation is, as at the date hereof, a reporting issuer for a period of three years following the Effective Date, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or U.S., or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSXV (or such other applicable stock exchange upon which it Common Shares are listed or quoted);

(d)

it will cause certificates or other evidence of ownership representing the Warrant Shares, if any, from time to time subscribed and paid for pursuant to the exercise of Warrants to be issued and delivered in accordance with the terms hereof;

(e)

all Warrant Shares which are issued upon exercise of the right to subscribe for and purchase provided for herein, upon payment of the Exercise Price herein provided for, shall be fully paid and non-assessable shares;

(f)

it will reserve and conditionally allot and keep available a sufficient number of Common Shares for the purpose of enabling the Corporation to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants, and all Warrants shall, when countersigned and registered as provided herein, be valid and enforceable against the Corporation;

(g)

subject to Section 2.16, it will give to the Warrant Agent notice of its intention to fix a record date, or effective date, as the case may be, for any event referred to in Section 2.13 hereof which may give rise to an adjustment in the Exchange Basis and/or the Exercise Price and, in each case, such notice shall specify the particulars of such event and the record date, or the effective date, for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given, and such notice shall be given in each case not less than 10 days prior to the applicable record date or effective date, as the case may be;

(h)

it will not close its transfer books nor take any other action which might deprive a Warrantholder of the opportunity of exercising the right of purchase pursuant to the Warrants held by such person during the period of 10 days after the giving of a notice required by this Section 4.1 or unduly restrict such opportunity;

(i)

if the Corporation is a party to any transaction in which the Corporation is not the continuing corporation, it shall use commercially reasonable efforts to obtain all consents which may be necessary or appropriate under Canadian law to enable the continuing corporation to give effect to the Warrants;

(j)

subject to Section 4.2, it shall prepare and file, in accordance with applicable securities law, any documents required by applicable securities laws to be filed forthwith relating to the distribution of Warrant Shares to Warrantholders upon the exercise of such Warrants;

(k)

it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all other acts, deeds and assurances as the Warrant Agent may reasonably require to give effect to the provisions of this Indenture;

(l)

it will promptly notify the Warrant Agent and the Warrantholders in writing of any material default under the terms of this Indenture which remains unrectified for more than 10 Business Days following its occurrence;

(m)	it will give notices to the Warrantholders and the Warrant Agent in accordance with Section 9.1, Section 9.2 and Section 9.3, as applicable; and

(n)	it will use commercially reasonable efforts to perform all of its covenants and carry out all the acts or things to be done by it as provided in this Indenture.

Section 4.2	Securities Qualification Requirements

(a)

If, in the opinion of Counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority or any other step is required under any federal or provincial law of Canada before the Warrant Shares may be issued or delivered to a Warrantholder, the Corporation covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(b)

The Warrant Agent will provide the Corporation with all such information as the Corporation requires for the purpose of giving written notice of the issue of Warrant Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

Section 4.3	Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created, provided that the Warrant Agent shall receive prior written approval (which, for any reasonable expenses, such written approval shall not be unreasonably withheld) for any expense in excess of $1,000 that it intends to incur in connection with the services it provides to the Corporation pursuant to this Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent. The Warrant Agent shall have no obligation to take any action under this Indenture so long as any payment is due to the Warrant Agent for any reasonable fees, expenses and disbursements. Any amount owing under this Section 4.3 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Warrant Agent, payable on demand.

Section 4.4	Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 25 Business Days after receiving written notice in accordance with Article 9 from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders in accordance with Article 9 of such failure on the part of the Corporation or may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No such performance, expenditure or disbursement, by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants in this Indenture.

ARTICLE 5
 ENFORCEMENT

Section 5.1	Suits by Warrantholders

All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but without prejudice to the rights which are hereby conferred upon the Warrant Agent to proceed in its own name or on behalf of the Warrantholders to enforce each and every provision herein contained for the benefit of the Warrantholders, and subject to the provisions of Section 5.2, Section 5.3 and Section 8.1. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Section 5.2	Immunity of Shareholders

Subject to applicable law, the Warrant Agent and, by acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future Shareholder, director, officer, employee or agent of the Corporation for the creation and issue of the shares pursuant to any Warrant or any covenant, agreement, representation or warranty by the Corporation herein or contained in the Warrant Certificates.

Section 5.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the directors or Shareholders of the Corporation or any of the past, present or future directors or Shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

Section 6.1	Conduct of Meetings

Meetings of Warrantholders shall be convened held and conducted in the following manner:

(a)

Calling of Meetings: At any time and from time to time the Warrant Agent or the Corporation may, and the Warrant Agent shall on receipt of a Warrantholders’ Request, and, upon being indemnified to its reasonable satisfaction and furnished with sufficient funds for all reasonable costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If, within 15 Business Days after receipt of such Written Request of the Corporation or Warrantholders’ Request, the Warrant Agent fails to convene a meeting after being duly required by the Corporation or the Warrantholders as set out above, the Corporation or such Warrantholders, as the case may be, may convene such meeting and the notice calling such meeting may be signed by such person as the Corporation or such Warrantholders may specify.

(b)

Place of Meeting: Every meeting of the Warrantholders will be held in the City of Toronto, Ontario, or such other place that is approved or determined by the Warrant Agent and the Corporation, as hereinafter provided.

(c)

Notice of Meetings: Notice of any meeting of the Warrantholders shall be given to the Warrantholders, to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation), which notice must be mailed or delivered in accordance with this Article 6 and Section 9.1 and Section 9.2 at least 10 days prior to the date of such meeting. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted thereat, but it shall not be necessary to specify in the notice the text of the resolutions to be passed. A copy of all notices shall be delivered to the Warrant Agent, unless the meeting has been called by it. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or the non-receipt of any such notice by a Warrantholder shall not invalidate any resolution passed at such meeting.

(d)

Quorum: At any meeting of the Warrantholders, subject as herein provided, a quorum shall consist of two or more persons present in person holding, either personally or as proxies for holders, not less than 25% of the aggregate number of the then outstanding Warrants. If a quorum is not present on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting and the meeting was called by the Warrant Agent or the Corporation, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and, at such adjourned meeting, a quorum shall consist of the Warrantholders then and there represented in person or by proxy and voting. If a quorum is not present on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting and the meeting was called by Warrantholders, the meeting shall be cancelled.

(e)

Chairman: An individual, who need not be a Warrantholder, nominated in writing by the Warrant Agent, shall be chair of the meeting. If no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders and proxies for Warrantholders present shall choose a person present, including any one of their number, to be chair of the meeting.

(f)

Power to Adjourn: Subject to the provisions of subsection 6.1(d) hereof, the chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

(g)

Voting: Subject to the provisions of Section 6.5, every question submitted to a meeting, except an Extraordinary Resolution and unless otherwise specified in this Indenture, shall be decided by a majority of the votes given on a show of hands or, if a poll shall be requested as hereinafter provided, by a majority of the votes cast on the poll and shall be binding on all Warrantholders. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as a proxy for a Warrantholder, or both, shall be entitled to one vote. A poll shall be taken on every Extraordinary Resolution and when requested by a Warrantholder or a proxy representing a Warrantholder or if directed by the chair. On a poll, each Warrantholder shall have one vote for each Warrant of which it is the holder. Votes may be given in person or by proxy and a proxy holder need not be a Warrantholder. If, at any meeting, a poll is so demanded as set out above on the election of a chair or on a question of adjournment, it shall be taken forthwith. If, at any meeting, a poll is so demanded on any other question or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner, either at once or after an adjournment, as the chair directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all Warrantholders. The chair of the meeting shall not have a casting vote.

(h)

Declaration by Chairman: At any meeting of the Warrantholders, in cases where no poll is required or requested, a declaration made by the chair that a resolution has been carried, carried by a particular majority or lost shall be conclusive evidence thereof.

(i)

Regulations: The Warrant Agent or the Corporation, with the approval of the Warrant Agent, may make and from time to time vary such regulations as it shall deem fit providing for and governing the conduct at meetings of Warrantholders. Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted.

Section 6.2	Powers Exercisable by Extraordinary Resolution

(a)

Powers Exercisable: A meeting of the Warrantholders shall, in addition to any powers hereinbefore given or conferred on them by law, have the following powers, which shall be exercisable from time to time by Extraordinary Resolution, and the Warrant Agent shall act in respect of such matters only after receiving approval of such Extraordinary Resolution:

(i)

to sanction any change whatsoever in any of the provisions of this Indenture or the Warrants and any modification, waiver, abrogation, alteration, compromise or arrangement of the rights of the Warrantholders or the Warrant Agent (provided that the Warrant Agent shall have given its prior written consent thereto) against the Corporation or against its undertaking, property and assets, whether such rights shall arise under this Indenture or the Warrants, which is consented to by the Corporation, and to authorize the Warrant Agent to concur in and execute any indenture supplemental to this Indenture embodying any such change, modification, waiver, abrogation, alteration, compromise or arrangement;

(ii)	to sanction the release of the Corporation from its covenants and obligations hereunder;

(iii)

to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any of the provisions of this Indenture or the Warrants, either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(iv)

to sanction any winding up or scheme for the reorganization of the Corporation into or with any other corporation, or for the transferring, selling or leasing of the undertaking, property and assets or any part thereof of the Corporation, where the consent of the Warrantholders may be required thereto;

(v)	to sanction the exchange of the Warrants for, or the exercise of the Warrants into, shares, debentures or bonds of any other corporation formed or to be formed;

(vi)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or securities of the Corporation, where the consent of the Warrantholders may be required thereto;

(vii)

to restrain any holder of Warrants from taking or instituting any action or other proceeding for the execution of any trust or power hereunder, or for the appointment of any liquidator or receiver or receiver and manager, for a receiving order under bankruptcy legislation, or to have the Corporation wound up or for any other remedy hereunder, and to require such Warrantholder to waive any default by the Corporation on which any action or proceeding is founded, and, in case any action or other proceeding shall have been brought by any Warrantholder after the failure of the Warrant Agent to act, the power to direct such holder and the Warrant Agent to waive the default in respect of which such action or other proceeding shall have been brought upon payment of the costs, charges and expenses incurred in connection therewith, and to stay or discontinue or otherwise deal with any such action or other proceeding;

(viii)

to require the Warrant Agent, subject to the funding and indemnity obligations under this Indenture, to exercise or refrain from exercising any of the powers, rights or authority conferred upon the Warrant Agent under this Indenture;

(ix)	to remove the Warrant Agent and to appoint a new Warrant Agent to take the place of the Warrant Agent so removed;

(x)	to amend, alter or repeal any Extraordinary Resolution previously passed;

(xi)

from time to time to appoint a committee with power and authority, subject to such limitations, if any, as may be prescribed in the resolution, to exercise on behalf of the Warrantholders such of the powers of the Warrantholders exercisable by Extraordinary Resolution or other resolution as shall be included in such appointment. Such committee shall consist of such number of persons as may be prescribed in the resolution appointing it and the members need not be themselves Warrantholders. Every such committee may elect its chair, and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by resolutions signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Warrantholders and the Corporation, and the Warrant Agent shall be entitled to rely on actions taken by such committee. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith; and

(xii)

to change the method, structure or procedures for voting or giving consents hereunder, including, without limitation, any change in the percentages required for voting or for consent to the taking of any action or the exercise of any power as provided in this Indenture; and power to take any other action authorized by this Indenture to be taken by Extraordinary Resolution.

(b)

Powers Cumulative: The foregoing powers shall be deemed to be several and cumulative and not dependent on each other and the exercise of any one or more of such powers, or any combination of such powers from time to time, shall not be deemed to exhaust the rights of the Warrantholders to exercise such power or powers, or combination of powers, thereafter from time to time. No powers exercisable by Extraordinary Resolution pursuant to this Section 6.2 shall derogate in any way from any rights of the Corporation under or pursuant to this Indenture.

Section 6.3	Persons Who May Attend

The Corporation and the Warrant Agent by their respective officers, directors and employees, and Counsel to the Corporation and the Warrant Agent, may attend any meeting of the Warrantholders.

Section 6.4	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent, at the expense of the Corporation, and any such minutes, if signed by the chair of the meeting at which such resolutions were passed or proceedings had or by the chair of the next succeeding meeting of Warrantholders, shall be prima facie evidence of the matters therein stated. Until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings taken thereat to have been duly passed or taken, as the case may be.

Section 6.5	Instruments in Writing

Any resolution or instrument signed in one or more counterparts by the holders of not less than the applicable percentage for such meeting or matter of the aggregate number of Warrants then outstanding shall have the same force and effect as a resolution duly passed at a meeting of the Warrantholders by the affirmative vote of such percentage of the votes cast thereat.

Section 6.6	Binding Effect of Resolutions

All resolutions, including an Extraordinary Resolution, adopted in accordance with the provisions hereof shall be binding upon all Warrantholders and upon each and every Warrantholder and such Warrantholder’s respective heirs, executors, administrators, successors and assigns, whether present or absent, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent, subject to the provisions for its indemnity herein contained, shall be bound to give effect thereto accordingly. Except as herein expressly provided to the contrary, no action shall be taken at a meeting of the Warrantholders which changes any provision of this Indenture or any document pertaining to the subject matter of this Indenture or changes or prejudices the exercise of any right of any Warrantholder, except by Extraordinary Resolution and with the prior Written Consent of the Corporation.

Section 6.7	Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or its Subsidiaries or in partnership of which the Corporation is directly or indirectly a party to shall be disregarded. The Corporation shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Corporation.

ARTICLE 7
 SUPPLEMENTAL INDENTURES

Section 7.1	Supplemental Indentures

(a)

Subject to Article 6, from time to time the Corporation (when authorized by a resolution of the directors of the Corporation) and the Warrant Agent may and, subject to the provisions of this Indenture, when so directed by this Indenture, shall execute, acknowledge and deliver, deeds or indentures supplemental hereto, which thereafter shall form part hereof, or do and perform any other acts and things and execute and deliver any other documents, for any one or more of the following purposes:

(i)

providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the opinon of Counsel, notwithstanding any provision to the contrary in Article 6 hereof;

(ii)

evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants and obligations of the Corporation under this Indenture;

(iii)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, or making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(iv)

modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective in such manner as to impair any of the rights of the Warrant Agent or to adversely affect the interests of Warrantholders, in the opinion of Counsel, without the approval by Warrantholders by Extraordinary Resolution and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(v)	implementing the provisions of any resolution of Warrantholders;

(vi)	adding to the covenants of the Corporation herein contained for the protection of the Warrantholders;

(vii)	setting forth the adjustments from the application of Article 2;

(viii)

making such amendments, deletions or alterations hereto without the consent of the Warrantholders that may be considered necessary or desirable by the Corporation and its Counsel to give effect to any applicable law governing the rights and duties of the Warrant Agent; and

(ix)

for any other purpose not inconsistent with the terms of this Indenture and which the Warrant Agent is satisfied, based on the opinion of Counsel, acting reasonably, does not adversely affect the interests of the Warrantholders.

(b)

The Warrant Agent may also, without the consent or concurrence of the Warrantholders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Indenture as to which it shall have received advice from Counsel that such changes are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that such change or correction does not, in the opinion of Counsel, adversely affect the interests of the Warrantholders.

Section 7.2	Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety, the company (a “successor company”) resulting from the amalgamation, consolidation, arrangement, merger, business combination or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

ARTICLE 8
CONCERNING THE WARRANT AGENT

Section 8.1	Applicable Legislation

(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b)

The Corporation and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

Section 8.2	Rights and Duties of Warrant Agent

(a)

No Trust: The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(b)

Degree of Skill: In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence, wilful misconduct, bad faith or fraud.

(c)

Conditions for Action: Subject to subsection 6.1(a), the Warrant Agent shall not be bound to do or give any notice or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding which the Warrant Agent is requested to take, nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and, in the absence of any such notice, the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default. Subject to the duties and obligations of the Warrant Agent under subsection 6.1(a), the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its Counsel to protect and hold harmless the Warrant Agent and its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss or damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any its duties or in the exercise of any rights or powers hereunder unless it is indemnified as contemplated by Section 8.10.

(d)

Deposit of Warrant Certificates: The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue deposit receipts.

(e)

Entitlement Not to Act: Notwithstanding the foregoing provisions of this Section 8.1, the Warrant Agent shall be entitled at any time and from time to time to do or give any notice or take any act, action or proceeding to preserve and protect its interests or the interests of the Warrantholders under this Indenture as it reasonably deems necessary in the circumstances.

(f)

Reliance by Warrant Agent: No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with applicable securities laws. The Warrant Agent shall be entitled to assume, in the absence of evidence to the contrary, that all transfers are being made in accordance with applicable securities laws.

Section 8.3	Evidence, Experts and Advisers

(a)

Additional Evidence: In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof in such form as may be prescribed by applicable laws, or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)

Entitlement to Rely on Evidence: In the exercise of its rights, duties and obligations, the Warrant Agent may, if it is acting in good faith, rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or other requirement of this Indenture or required by the Warrant Agent to be furnished to it in the exercise of its rights and duties under this Indenture, where such statutory declarations, opinions, reports or certificates comply with the requirements of this Indenture and the Warrant Agent examines such evidence and determines that such evidence indicates compliance with the applicable requirements of this Indenture.

(c)

Proof of Execution: Proof of execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that such person signing such instrument acknowledged to the Warrantholder the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(d)

Use of Counsel: Subject to the provisions of Section 4.3, the Warrant Agent may employ such Counsel, agents and other experts as it may reasonably require for the proper discharge of its duties under this Indenture.

(e)

Reliance on Counsel and Other Advisors: The Warrant Agent may, in relation to this Indenture, rely and act on the opinion, advice or information obtained from any Counsel, auditor, valuator, engineer, surveyor or other expert, whether obtained by the Warrant Agent or by the Corporation, and may employ such experts as may be necessary for the proper discharge of its duties or in the event of any questions as to any of the provisions hereof, and shall not be responsible for any negligent actions or misconduct of such experts. The cost of such services shall be added to and be part of the Warrant Agent’s remuneration hereunder.

Section 8.4	Limitation of Warrant Agent’s Duties

(a)

The Warrant Agent shall have no duties except those which are expressly set forth herein and shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Indenture, unless received by it in writing and signed by the Corporation.

(b)

In the event of any disagreement arising regarding the terms of this Indenture, the Warrant Agent shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction.

(c)

The Warrant Agent shall not be liable for, or by reason of, any statements of fact or recitals in this Indenture or the Warrant Certificates, except the representations contained in Section 2.5, Section 8.5, Section 8.9 and in the certificate of the Warrant Agent on the Warrant Certificates, or be required to verify such statements of fact or recitals, but all such statements of fact or recitals are and shall be deemed to be made by the Corporation.

(d)

Nothing herein shall impose any obligation on the Warrant Agent to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(e)

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason the Warrant Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation provided: (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

(f)	The Warrant Agent shall not be bound to give notice to any person of the execution hereof.

(g)

The Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach of the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

(h)	In this Indenture, whenever confirmation or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

Section 8.5	Conflict of Interest

The Warrant Agent represents to the Corporation that, at the time of the execution and delivery hereof, no material conflict of interest exists in the Warrant Agent’s role hereunder and agrees, that in the event of a material conflict of interest arising hereafter, it will, within 60 days after ascertaining that it has such material conflict of interest, either eliminate such conflict or resign as Warrant Agent in the manner and with the effect specified in Section 8.11. Forthwith after the Warrant Agent becomes aware that it has a material conflict of interest, it shall provide the Corporation with written notice of the nature of that conflict.

Section 8.6	Warrant Agent May Deal in Securities

Subject to Section 8.5, the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation (including, without limitation, Warrants) and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

Section 8.7	Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of its duties and powers accorded it under this Indenture.

Section 8.8	Counsel Fees Need Not Be Taxed

Whenever the Warrant Agent is authorized under this Indenture to employ Counsel, the fees of such Counsel need not be taxed (unless the Warrant Agent or the Corporation shall deem it necessary to tax such fees) but may be fixed by the Warrant Agent and paid as a lump sum. No fees paid in good faith by the Warrant Agent under the provisions of this Section 8.8 shall be disallowed in the taking of any accounts by reason only of the fact that such fees are greater than they might have been if such fees had been taxed or by reason of such fees not having been taxed, but such fees so paid by the Warrant Agent shall be allowed and reimbursed to the Warrant Agent by the Corporation.

Section 8.9	Authority to Carry on Business

The Warrant Agent represents to the Corporation that, at the date of execution and delivery by it of this Indenture, it is authorized to perform its obligations under this Indenture and to carry on the business of a transfer agent and trust company in the Province of Ontario. If, notwithstanding the provisions of this Section 8.9, the Warrant Agent ceases to be so authorized to perform its obligations under this Indenture or to carry on business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event, but the Warrant Agent shall, within 60 days after ceasing to be so authorized, either become so authorized or resign as Warrant Agent in the manner and with the effect specified in Section 8.11.

Section 8.10	Indemnification

The Corporation hereby indemnifies and saves harmless the Warrant Agent and its officers, directors, employees and agents to, from and against any and all liabilities, losses, expenses, disbursements, damages, costs, claims, actions or demands whatsoever, including reasonable legal or advisor fees and disbursements, which may be brought against the Warrant Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the gross negligence, wilful misconduct or fraud of the Warrant Agent and its officers, directors, employees or agents. It is understood and agreed that this indemnification shall survive the termination of this Indenture and the removal or resignation of the Warrant Agent.

Section 8.11	Replacement of Warrant Agent

(a)

Resignation: The Warrant Agent may resign as warrant agent under this Indenture after giving not less than 60 days’ prior notice in writing to the Corporation or such shorter period as the Corporation may accept as sufficient and shall resign in the circumstances described in Section 8.5 and Section 8.9. Upon such resignation, the Warrant Agent shall be discharged from all further duties and liabilities under this Indenture, provided, however, that no such resignation shall relieve or release the Warrant Agent of any liability on the part of the Warrant Agent existing as at the date of resignation or any claims or actions which the Warrantholders or the Corporation may have, pursuant to the provisions of this Indenture, against the Warrant Agent for its gross negligence, wilful misconduct or fraud which occurred prior to its resignation. If the Warrant Agent has a conflict of interest that requires the Warrant Agent to resign in accordance with Section 8.5, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of the existence of such conflict of interest. If the Warrant Agent contravenes this Indenture, any interested party may apply to the Ontario Superior Court of Justice or any other court of competent jurisdiction for an order that the Warrant Agent be removed and replaced as warrant agent hereunder.

(b)

Appointment of Successor Warrant Agent: If the Warrant Agent resigns, is removed or dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders. Failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply, at the Corporation’s expense, to the Ontario Superior Court of Justice or any other court of competent jurisdiction, on such notice as such court may direct, for the appointment of a new Warrant Agent. Any new Warrant Agent so appointed by the Corporation or by the court shall be subject to removal by the Warrantholders pursuant to the provisions of this Indenture. Any new Warrant Agent appointed pursuant to this Section 8.11 shall be a trust company or a recognized transfer agent at arm’s length with the Corporation or any affiliate of the Corporation and shall be subject to and be able to make the representations of the Warrant Agent in Section 2.5, Section 8.5 and Section 8.9. Upon any appointment of a new Warrant Agent, such new Warrant Agent shall be vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent, without any further assurance, conveyance, act or deed. There shall be immediately executed, at the expense of the Corporation, all such instruments, if any, as the new Warrant Agent may be advised by Counsel are necessary or advisable. At the request of the Corporation or the new Warrant Agent, the retiring Warrant Agent, upon payment of its outstanding fees and expenses, shall duly assign, transfer and deliver to the new Warrant Agent all property held and all records kept by the retiring Warrant Agent hereunder or in connection herewith.

(c)

No Further Act for Merger or Sale: Any company into which the Warrant Agent may be merged or sold or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Warrant Agent shall be a party, or any company succeeding to the corporate trust business of the Warrant Agent, shall be the successor Warrant Agent under this Indenture without the execution of any instrument or any further act unless, in the opinion of Counsel, such action would be prudent, provided that such successor Warrant Agent shall be a trust company or a recognized transfer agent at arm’s length with the Corporation or any affiliate of the Corporation and will be subject to and able to make the representations of the Warrant Agent in Section 2.5, Section 8.5 and Section 8.9.

(d)

Name Change: In case at any time the name of the Warrant Agent is changed and at such time any of the Warrant Certificates have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

Section 8.12	Privacy

Despite any other provision of this Indenture, no party hereto shall take or direct any action that would contravene, or cause the other to contravene, applicable federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”). The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Section 8.13	Force Majeure

The Warrant Agent shall not be personally liable to the other parties, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

Section 8.14	Acceptance of Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become Warrantholders from time to time issued under this Indenture.

Section 8.15	Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or a liquidator of all or any part of the assets or undertaking of the Corporation or any Subsidiary or any partnership of which the Corporation is directly or indirectly involved.

Section 8.16	Documents, Monies, Etc. Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof, for the benefit of the Corporation, may be placed in the deposit vaults of the Warrant Agent or of any Schedule 1 Canadian chartered bank for safekeeping with any such bank or the Warrant Agent. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation and shall be paid to the Corporation upon discharge of this Indenture.

Section 8.17	Application of Section

Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Warrant Agent shall be subject to the provisions of this Article 8, and specifically the duties and obligations imposed on the Warrant Agent under subsection 8.2(a) .

ARTICLE 9
 GENERAL

Section 9.1	Notice to the Corporation and the Warrant Agent

(a)

Notices: Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by facsimile:

(i)	if to the Corporation:

Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1
Facsimile:      (905) 282-9966
Attention:     T. Scott Worthington, Chief Financial Officer

with a copy (for information purposes only and not constituting notice) to:

Meretsky Law Firm
Barristers and Solicitors
Standard Life Centre
121 King Street West, Suite 2150
Toronto, Ontario M5H 3T9

Facsimile:      (416) 943-0811
Attention:     Jason D. Meretsky

(ii)	if to the Warrant Agent:

Equity Financial Trust Company
200 University Avenue, Suite 300
Toronto, ON M5H 4H1

Facsimile:      (416) 361-0470
Attention:     Corporate Trust Services

and any such notice so delivered or transmitted shall be deemed to have been received on the date of delivery or transmittal, as the case may be, if that date is a Business Day and it is delivered or transmitted prior to 5:00 p.m. on such day, or the Business Day following the date of delivery or transmittal if such date is not a Business Day or it is delivered or transmitted after 5:00 p.m. on such day or, if mailed, shall be deemed to have been received on the fifth Business Day following the date of the postmark on such notice.

(b)

Change of Address: The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection (a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to subsection (a) shall be available for inspection at the principal stock transfer office of the Warrant Agent in the City of Toronto, Ontario by Warrantholders during normal business hours.

Section 9.2	Notice to the Warrantholders

Any notice to the Warrantholders or any notice to CDS which would reasonably be expected to be given to a CDS Participant under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail to the holders at their addresses appearing in the register of holders. Any notice so delivered or transmitted shall be deemed to have been received on the fifth Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

Section 9.3	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrant Agent or the Corporation would reasonably be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 9.1, by facsimile transmission or other means of prepaid transmitted or recorded communication.

In the case of Warrantholders, such notice may be given by means of publication in The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in Toronto, Ontario; provided that in the case of a notice convening a meeting of the Warrantholders, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the Warrantholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

Section 9.4	Third Party Interests

The Corporation represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent prescribed form as to the particulars of such third party.

Section 9.5	Satisfaction and Discharge of Indenture

Upon the earlier of (i) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore authenticated hereunder; or (ii) the Time of Expiry, this Indenture, except to the extent that Warrant Shares and certificates or other evidence of ownership therefor have not been issued and delivered hereunder or the Corporation has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Corporation, and the Warrant Agent, on written demand of and at the cost and expense of the Corporation, and upon delivery to the Warrant Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Corporation’s obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Warrant Agent.

Section 9.6	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Except as provided in Section 5.2 and Section 5.3, nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 9.7	Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

Section 9.8	Assignment

Neither this Indenture nor any benefits or burdens under this Indenture shall be assignable by the Corporation or the Warrant Agent without the prior written consent of the other parties, which consent shall not be unreasonably withheld. Subject to the foregoing, this Indenture shall enure to the benefit of and be binding upon the Corporation and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

Section 9.9	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture. Such executions may be transmitted to the parties hereby by facsimile, email or other electronic delivery methods (including in electronic portable document format (.pdf), and any such execution shall have the fully force and effect of an original signature.

[Remainder of page is intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

SPHERE 3D CORPORATION

By:	(signed) “T. Scott Worthington”
T. Scott Worthington
Chief Financial Officer

EQUITY FINANCIAL TRUST COMPANY

By:	(signed) “Kathy Thorpe”
	Name:	Kathy Thorpe
	Title:	Senior Trust Officer

By:	(signed) “Donald Crawford”
	Name:	Donald Crawford
	Title:	Corporate Trust Officer

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

[Include on Warrant Certificate representing Warrants acquired on the exercise of Special Warrants prior to the earlier of the Qualification Date and October 6, 2014: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 6, 2014.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE (AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF) MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL OCTOBER 6, 2014.]

[Include on Warrant Certificate issued in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States: THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

IF THE WARRANTS ARE REPRESENTED BY A GLOBAL WARRANT, UPON EXERCISE THEREOF, THE HOLDER WILL BE DEEMED TO REPRESENT, WARRANT AND CERTIFY, AT THE TIME OF EXERCISE OF THE WARRANTS, THAT THE HOLDER IS NOT IN THE UNITED STATES, IS NOT A “U.S. PERSON” AS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND IS NOT EXERCISING THE WARRANTS FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, WAS NOT OFFERED AND DID NOT ACQUIRE THE WARRANTS IN THE UNITED STATES, AND DID NOT EXECUTE OR DELIVER THE SUBSCRIPTION FORM IN THE UNITED STATES. IF THE HOLDER CANNOT MAKE THESE REPRESENTATIONS, WARRANTIES AND CERTIFICATIONS, THE WARRANTS MUST BE WITHDRAWN FROM THE GLOBAL WARRANT AND ISSUED IN FULLY REGISTERED FORM.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B) OR (D), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

WARRANTS TO PURCHASE COMMON SHARES
OF SPHERE 3D CORPORATION

CUSIP: [84841Q125 [4 month hold] / 84841Q141]
ISIN: [CA84841Q1256 [4 month hold] / CA84841Q1413]

Certificate Number: W-•	Representing • Warrants to purchase
• Common Shares

THIS IS TO CERTIFY THAT, for value received, _____________________________ (the “holder”) is entitled at any time at or before 5:00 p.m. (Toronto time) on June 5, 2016 (the “Time of Expiry”) to acquire, subject to adjustment in certain events, one common share (“Common Share”) of Sphere 3D Corporation (the “Corporation”) for each Warrant held, by surrendering to Equity Financial Trust Company (the “Warrant Agent”) at its principal office in Toronto, Ontario, this Warrant Certificate with the duly completed and executed Exercise Form endorsed on the back of this Warrant Certificate, and accompanied by payment of $11.50 per Common Share (the “Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to, or to the order of, the Corporation at par at the above-mentioned office of the Warrant Agent.

The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder. No Warrant Certificate representing fractional Warrants will be issued. By acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Corporation shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are directed to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program) and the holder shall pay to the Corporation or the Warrant Agent all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates or other evidence of ownership representing the Common Shares unless or until the holder shall have paid the Corporation or the Warrant Agent the amount of such tax (or shall have satisfied the Corporation that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate, the Corporation shall cause the Transfer Agent to issue a certificate(s) or other evidence of ownership representing such Common Shares to be issued within three Business Days after the exercise of the Warrants (or portion thereof) represented hereby.

Neither the Warrants represented by this Warrant Certificate nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Warrants may not be exercised in the United States or by or on behalf of, or for the account or benefit of, a “U.S. person” or a person in the “United States” (as defined by Regulation S under the U.S. Securities Act) unless an exemption is available from the registration requirements of the U.S. Securities Act and the securities laws of all applicable states.

This Warrant Certificate represents Warrants of the Corporation issued under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Indenture”) dated as of June 5, 2014 between the Corporation and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Warrants and the Corporation and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Indenture. A copy of the Indenture will be available for inspection at the principal office of the Warrant Agent in Toronto, Ontario. In the event of any conflict between the provisions contained in this Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall prevail.

The holder acknowledges that the Warrants represented by this Warrant Certificate and the Common Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form reasonably satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution reasonably satisfactory to the Warrant Agent. Subject to the provisions of the Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates representing in the aggregate the same number of Warrants. The Corporation and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the Warrants.

The Warrants and the Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Indenture.

The Corporation may from time to time at any time prior to the Time of Expiry purchase any of the Warrants by private agreement or otherwise on such terms and conditions and at such price as the Corporation may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Indenture.

All dollar amounts herein are expressed in the lawful money of Canada.

IN WITNESS WHEREOF THE CORPORATION has caused this Warrant Certificate to be signed by its officers or other individuals duly authorized in that behalf as of the • day of •, 20•.

SPHERE 3D CORPORATION

Per: ____________________________
Authorized Signing Officer

This Warrant Certificate is one of the Warrant Certificates referred to in the Indenture.

Countersigned this • day of •, 20•.

EQUITY FINANCIAL TRUST COMPANY

Per: ____________________________
Authorized Signing Officer

EXERCISE FORM

TO:	SPHERE 3D CORPORATION

c/o	Equity Financial Trust Company
200 University Avenue, Suite 300
Toronto, Ontario, M5H 4H1

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to be issued and hereby subscribes for ____________________ Common Shares of Sphere 3D Corporation (the “Corporation”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of “Sphere 3D Corporation” in payment of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

[_]	A.

The undersigned holder (i) at the time of exercise of the Warrants is not in the United States and is not exercising the Warrants on behalf of a person in the United States; (ii) at the time of exercise of the Warrants is not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) and is not exercising the Warrants on behalf of a U.S. person; and (iii) did not execute or deliver this exercise form in the United States.

[_]	B.

The undersigned holder (i) purchased Units comprising Common Shares and Warrants for its own account and not for the benefit of any other person and is an institutional “accredited investor” (satisfies one or more criteria of Rule 501(a)(1,), (2), (3), or (7) of Regulation D under the U.S. Securities Act) (“Accredited Investor”); (ii) is exercising the Warrants solely for its own account and not for the benefit of any other person; and (iii) it was an Accredited Investor on the date the Units were acquired from the Corporation and is an Accredited Investor on the date of exercise of the Warrants; and (iv) the representations and warranties made by the holder to the Corporation in connection with the acquisition of the Units in such offering remain true and correct on the date hereof.

[_]	C.

The undersigned holder has delivered to the Corporation a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state laws is available for the issue of the Common Shares issuable upon exercise of the Warrants. (Note: If this box is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with exercise will be reasonably satisfactory in form and substance to the Corporation.)

The undersigned holder hereby directs that the said Common Shares be issued and registered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Certificates representing the Common Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked.

The undersigned holder understands that unless Box A above is checked, the certificates representing the Warrant Shares issued upon exercise of the Warrants will bear a legend, as set forth in Section 2.3 of the Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

(If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program).

DATED this ______ day of ______________, 20______.

Signature of the Warrantholder

guaranteed by:
Signature of Warrantholder

Print Name of Warrantholder

Print name of authorized signatory if Warrantholder is not an individual

Address and telephone number of Warrantholder

[ ]	Please check this box if the securities are to be delivered at the office where Warrants are surrendered, failing which the securities will be mailed.

NOTES:

(1)	The signature to this exercise form must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatsoever.

(2)

If this exercise form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

(Social Insurance Number)

__________________________ of the Warrants registered in the name of the undersigned transferor represented by the Warrant Certificate and hereby irrevocably appoints _________________________________________ the attorney of the undersigned to transfer such Warrants on the books or register of transfer of the Warrant Agent with full power of substitution.

The undersigned hereby certifies that the Warrants are being sold, assigned or transferred in accordance with applicable securities laws covering any such transaction.

DATED this ______ day of ______________, 20____

Signature of the Warrantholder

guaranteed by:
Signature of Warrantholder

Print Name of Warrantholder

Print name of authorized signatory if Warrantholder is not an individual

Address and telephone number of Warrantholder

NOTES:

(1)

The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

(2)

If this transfer form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

(3)

Warrants shall only be transferable in accordance with the Indenture between Sphere 3D Corporation (the “Corporation”) and Equity Financial Trust Company (the “Warrant Agent”) dated as of June 5, 2014, applicable laws and the rules and policies of any applicable stock exchange. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws, and the Warrants are to be transferred outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend demonstrating compliance with an exemption or exclusion from the registration requirements of the U.S. Securities Act, together with such other documents or instruments as the Corporation or the Warrant Agent may require, which may include an opinion of counsel of recognized standing, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Sphere 3D Corporation

AND TO:	The registrar and transfer agent for the securities of Sphere 3D Corporation

The undersigned (A) acknowledges that the sale of the securities of Sphere 3D Corporation (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

The undersigned in making this Declaration acknowledges that the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at _______________________	this day of _______________, 20__.

By: _______________________

Name:
Title:

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(B) ABOVE)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange or another “designated offshore securities market”, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

________________________	Date: ________________________
Authorized officer